UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 4.4, 10.1, 10.2, 10.3 and 10.4, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On February 9, 2023, Midatech Pharma PLC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) relating to the offer and sale in a private placement (the “Private Placement”) of (i) 2,600,160 American depositary shares of the Company (the “ADSs”), at a purchase price of US$0.58 per ADS (the “Shares”), (ii) Series A warrants exercisable for an aggregate of 10,344,822 ADSs (the “Series A Warrants”), (iii) Series B warrants exercisable for an aggregate of 15,517,236 ADSs (the “Series B Warrants”) and (iv) pre-funded warrants to purchase up to 7,744,662 ADSs (the “Pre-Funded Warrants”, and, collectively with the Series A Warrants and Series B Warrants, the “Warrants”). Each ADS represents 25 ordinary shares, nominal value 0.1p, in the capital of the Company (the “Ordinary Shares”), for aggregate gross proceeds of approximately $6.0 million. The ADSs issuable upon exercise of the Warrants are referred to herein as the “Warrant ADSs”. The closing of the Private Placement with respect to the ADSs and Pre-Funded Warrants is expected to occur on or about February 15, 2023 (the “Closing Date”), subject to customary closing conditions.

The issuance of the Series A Warrants and Series B Warrants is conditional upon the receipt of stockholder approval to allot the Ordinary Shares issuable upon the exercise of such warrants at a meeting of stockholders to be held, subject to certain conditions, no later than February 28, 2023 (the “Stockholder Approval”).

The Series A Warrants and Series B Warrants will be exercisable at an exercise price of US$0.67 per ADS. In addition, on the sixth trading day immediately following the Resale Effective Date (as defined below) (the “Trigger Date”), the exercise price of the Series A Warrants and Series B Warrants shall be reduced, and only reduced, to the lesser of (i) the then exercise price and (ii) 90% of the average of the VWAPs for the five trading day period immediately prior to the Trigger Date; provided, however, that the exercise price shall in no event be less than $0.10 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the ADSs and/or the Ordinary Shares, as applicable, that occur after the Closing Date), which shall thereafter be the new exercise price, subject to further adjustment under the terms of the Series A Warrants and Series B Warrants. The Pre-Funded Warrants will be exercisable at an exercise price of US$0.0001 per ADS.

The Warrants become exercisable on their respective initial date of issuance (the “Initial Exercise Date”). The Series A Warrants will expire five years from the Initial Exercise Date and may be exercised on a cashless basis. The Series B Warrants will expire three years from the Initial Exercise Date and may be exercised on a cashless basis. In such event, the aggregate number of Warrant ADSs issuable in such cashless exercise pursuant to any given notice of exercise electing to effect an alternative cashless exercise shall equal the product of (x) the aggregate number of Warrant ADSs that would be issuable upon exercise of the Series A Warrant or Series B Warrant in accordance with the terms of thereof if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.00. The Pre-Funded Warrants are exercisable at any time after the Initial Exercise Date until exercised in full and may be exercised on a cashless basis. In addition, on the Pre-Funded Warrant Trigger Date (as defined below), the number of Warrant ADSs issuable under the Pre-Funded Warrants shall increase, and only increase, to equal a number of Warrant ADSs determined by the quotient of (x) the aggregate subscription amount of the holder for the Pre-Funded Warrant divided by (y) the average of the VWAPs for the five trading days immediately prior to the applicable Pre-Funded Warrant Trigger Date (subject to a floor price of $0.30; provided, however, that the floor price shall be rese to $0.10 following the receipt of Stockholder Approval (subject to adjustment for forward and reverse stock splits and the like after the Initial Exercise Date)). “Pre-Funded Warrant Trigger Date” means (i) the Resale Effective Date, (ii) in the event that the initial Registration Statement (as defined below) does not register all Registrable Securities (as defined in the Registration Rights Agreement), the date that any subsequent Registration Statement is declared effective by the Commission and (iii) the date that all of the Warrant ADSs issuable pursuant to the transaction documents (without giving effect to any limitations on conversion or exercise) may be sold pursuant to Rule 144 (assuming cashless exercise of the Warrants with regard to the Warrant ADSs), in the event that all of the Registrable Securities are not then registered on an effective Registration Statement.  A holder of the Warrants may not exercise the Warrants if the holder, together with its affiliates, would beneficially own more than 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and Investor, and customary indemnification provisions for a transaction of this type.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is acting as the exclusive placement agent for the Private Placement. Pursuant to the terms and conditions set forth in that certain Placement Agency Agreement, dated as of February 9, 2023 (the “Placement Agent Agreement”), by and between the Company and Ladenburg, the Company has agreed to (i) pay Ladenburg a cash fee in an amount equal to 8.0% of the aggregate gross proceeds of the Private Placement, (ii) to issue to Ladenburg or its designees warrants to purchase Warrant ADSs equal to 4.0% of the total ADSs (or ADS equivalents) issued in the Private Placement, and (iii) to issue to Ladenburg or its designee additional warrants to purchase up to 15,759 Warrant ADSs (such warrants, the “Placement Agent Warrants”, and such Warrant ADSs, the “Placement Agent Warrant ADSs”). The Company also agreed to pay Ladenburg a management fee equal to 1.0% of the gross proceeds raised in the Private Placement and an expense allowance of up to US$85,000 for legal fees and other out-of-pocket expenses. The Placement Agent Warrant has substantially the same terms as the Series A Warrants and Series B Warrants, except that the exercise price of the Placement Agent Warrant will be US$0.725 per ADS and the term of the Placement Agent Warrant shall be for three years following issuance.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Shares, Warrants, Placement Agent Warrants, Warrant ADSs, Placement Agent Warrant ADSs, and the Ordinary Shares underlying the Warrant ADSs and Placement Agent Warrant ADSs (collectively, the “Securities”), are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), nor are such Securities being offered pursuant to a registration statement. The Securities are being offered pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The Warrants and Placement Agent Warrants are not, and will not be, listed for trading on any national securities exchange. The Investor will be an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

In connection with the Private Placement, the Company entered into a Registration Rights Agreement with the Investors, dated as of February 9, 2023 (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Company shall file a registration statement covering the resale of all of the Warrant ADSs and Placement Agent Warrant ADSs with the Securities and Exchange Commission (the “SEC”) no later than the 30th calendar day following the date of the closing of the Private Placement, and have the registration statement declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the 90th calendar day following the closing of the Private Placement (the “Resale Effective Date”).

In addition, in connection with the Purchase Agreement, on February 9, 2023, the Company entered into a Waiver to the Securities Purchase Agreement (the “Waiver”), dated as of December 13, 2022, by and between the Company and a certain institutional investor (the “December Investor”), as amended on December 16, 2022 (as amended, the “December SPA”), providing for a waiver of certain equity issuance prohibitions and participation rights under the December SPA. In connection therewith, the Company will, subject to receipt of the Stockholder Approval, issue to the December Investor Series A Warrants exercisable for 500,000 ADSs.

The foregoing description of the Purchase Agreement, Series A Warrants, Series B Warrants, Pre-Funded Warrants, Placement Agent Warrants, Placement Agent Agreement, Registration Rights Agreement and Waiver are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, Form of Series A Warrant, Form of Series B Warrant, Form of Pre-Funded Warrant, Form of Placement Agent Warrant, Placement Agent Agreement, Registration Rights Agreement and Form of Waiver, which are filed as exhibits to this Report and are incorporated by reference herein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Private Placement and the amount of proceeds expected from the Private Placement. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

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SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of February 2023, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series A Warrant.

4.2	Form of Series B Warrant.

4.3	Form of Pre-Funded Warrant.

4.4	Form of Placement Agent Warrant.

10.1	Form of Securities Purchase Agreement, dated as of February 9, 2023, by and between Midatech Pharma PLC and the investors identified on the signature pages thereto.*

10.2	Form of Registration Rights Agreement, dated as of February 9, 2023, by and between Midatech Pharma PLC and the investors identified on the signature pages thereto.

10.3	Placement Agency Agreement, dated as of February 9, 2023, by and between Midatech Pharma PLC and Ladenburg Thalmann & Co. Inc.

10.4	Form of Waiver, dated as of February 9, 2023, by and between Midatech Pharma PLC and a certain institutional investor, to the Securities Purchase Agreement dated as of December 13, 2022, as amended on December 16, 2022.

99.1	Press release.

*	Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: February 9, 2023	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer and Chief Financial Officer

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